

N1CE Frozen Cocktails are the result of
an epic meeting between a superstar
producer and an award-winning bartender.

This fusion of creativity gave birth to a
revolution in frozen cocktails that refresh
your senses wherever you are; from a hot
and sultry summer night in Ibiza to
Stockholm´s intimate club scenes. Our ice
cold and frozen cocktails are classics like
Daiquiri, Pina Colada, Mojito and Margarita.

Dive in and be seduced.

By Jimmy Dymott and Sebastian Ingrosso

 

N1CE

MARKET OPPORTUNITY

People love mixed cocktails but they cannot have them everywhere.

You either have to go to a bar to purchase one or you have to make your own – but this requires that you have have the skills, set-up, ingredients and time.

Mixed cocktails are handcrafted products that limit mass market business opportunities.



N'1CE

SOLUTION

We package mixed cocktails as ready-to-drink frozen cocktail popsicle products in paper cones (mirroring Keurig's and Nespresso's approach to specialty coffees).

The result is:

High quality, frozen mixed cocktails in a convenient, paper cone that is easy-to-serve, easy-to-store, and easy-to-sell!

For the home, beach, bars, clubs, retail stores, festivals & events.

This opens up a vast, untapped market opportunity with potential sales of tens of millions of products per year.


N'ICE
STRAWBERRY DAIQUIRI
FROZEN COCKTAIL
AWARD WINNING BARTENDER
CONTAINS 5% ALC.VOL.
N'ICE
PIÑA COLADA
FROZEN COCKTAIL
AWARD WINNING BARTENDER
CONTAINS 5% ALC.VOL.
N'ICE
MOJITO
FROZEN COCKTAIL
AWARD WINNING BARTENDER
CONTAINS 5% ALC.VOL.
N'ICE
MARGARITA
FROZEN COCKTAIL
AWARD WINNING BARTENDER
CONTAINS 5% ALC.VOL.

N'ICE



UNDERLAYING MAGIC

The hand-crafted recipes of Jimmy Dymott, celebrity bartender and mixologist who was bartender of the year in Sweden, for the secret to our product.

N1CE Frozen Cocktails are frozen without preservatives -- fresh from the factory to the consumers hand.

N1CE

MANUFACTURING AND DISTRIBUTION

The keys to N1CE's expansion plan are three-fold:

1. Manufacturing partners are contracted to bear both the upfront and ongoing production costs.

2. Our distributors are carefully selected based on their reach and ability to serve hundreds – or even thousands – of retail doors in existing networks. as well as being well familiar with the horeca sector which is our main marketing channel.

3. Distributors have quarterly and annual minimum targets as well as upfront purchases to get started.



N1CE



GO-TO MARKET PLAN

Step 1 Creating brand awareness at selected festivals, bars, beach clubs, etc.

Step 2 Hotel, restaurants, convenience stores.

Step 3 Full retail and grocery distribution.

N1CE

EXPERT MANAGEMENT TEAM



Ingrosso + Axwell + Alesso

EDM stars with social media reach to millions of fans worldwide – a perfectly matched target demographic for the product.

Jimmy Dymott

Former bartender of the year and expert mixologist whose recipes are the key to the product's taste.

Mikael Drené + Jim Nyberg
Mio Danilovic + Goran Lugonja
Peter Neumeister + Sören Klingborn
Thomas Van Hare

A professional team of skilled food and beverage products managers, marketing & advertising execs and international sales and marketing experts with the knowledge, experience and skills to succeed.

N'1CE

KEY METRICS

120 million cocktails in annual production capacity
250,000 cocktails sold over three months in Summer 2015
173,000 sold so far in the first half of May 2016 alone

55 festivals contracted for Summer 2016 total of 2,500,000 attendees
Our data shows that 47% to 61% of festival goers purchase at least one
And 26% of buyers at festivals make a second purchase

$5 to $8 consumer price per cocktail
76% gross margin

11 countries launched by year-end 2016



N'1CE

STATUS TIMELINE

Start-up of N1CE
June 15, 2014

First presentation to customers
July 15, 2014

Meetings with production partners
July–August 2014

Signed test contract with SIA Glass
September 4, 2014

Signing test contract with EW Flavors
September 13, 2014

Product development
October–November 2014

New brand design by Acid and Marble
November–December 2014

Test production with SIA Glass
December 18, 2014

New packaging & design by Acid and Marble
January–February 2015

First production with SIA Glass
March 2015

N1CE Cocktail Pre-Launch
April 2015

Summerburst launch in Gothenburg, Sweden
May 2015

Release Party at Publiqo
June 10, 2015

Summerburst launch in Stockholm, Sweden
June 2015

Start distribution in Sweden
June 2015

Signed deal with Stureplansgruppen
July 2015

Release in retail in Denmark
July 2015

First shipment to Ibiza
July 2015

Big Slap Malmo Festival
August 2015

First shipment to Cyprus
August 2015

Online sale start at mathem.se
August 2015

Production deal in Canada for USA
September 2015

Products classified as food Florida
September 2015

Signed distribution deal for Denmark
November 2015

Redesign of brand by Neumeister
January 2016

Launch Party in Miami Beach, Florida
March 2016

Signed distribution deal for Spain and Italy
March 2016

Contracted Festivals with a total of 2.500.000 visitors
April 2016

First shipment to Norway
May 2016

173,000 products sold in the first 10 days in May
May 10, 2016

N1CE

N1CE

FROZEN COCKTAIL

AWARD WINNING BARTENDER

N1CE USA, LLC
1000 N. West Street, Suite 150
Wilmington, DE 19801 USA
invest@n1ce.com
www.wefunder.me/n1ce